February 13, 2026

VIA E-MAIL

Kristen Freeman, Esq.
Senior Director, Counsel - ProShare Advisors LLC
7272 Wisconsin Avenue, 21st Floor
Bethesda, Maryland 20814

       Re:      ProShares Trust
                Post-Effective Amendments on Form N-1A
                File Nos. 333-89822; 811-21114

Dear Ms. Freeman:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On
February 6, 2026 and February 9, 2026, ProShares Trust filed post-effective amendments on
Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of these filings referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filings until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

         Rule 18f-4 limits fund leverage risk by requiring that an open-end
fund   s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio.1 The
fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the
fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.
Accordingly, in defining the term    designated reference portfolio,    rule
18f-4 provides that, if
the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio.2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.



1
       Rule 18f-4(c)(2). In circumstances not relevant here, a fund can satisfy a different test in the rule based on absolute VaR, rather than relative VaR.
2
       Rule 18f-4(a) (defining the term    Designated reference portfolio   ).
 Kristen Freeman, Esq.
Page 2 of 3

          Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-4. Whether the fund identifies the securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                              *   *   *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-4, as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Should you have any questions regarding this letter, please feel free to contact us at (202)
551-6921.


                                                              Sincerely,

                                                              Division of
Investment Management
                                                 Appendix A

33 Act No.   Accession No           Complex        Entity Name       Filing
Date   Series Names
333-89822    0001193125-26-041388   Proshares      Proshares Trust   2/6/2026
   QuadPro Gold K-1 Free ETF
333-89822    0001193125-26-041388   Proshares      Proshares Trust   2/6/2026
   QuadPro Silver K-1 Free ETF
333-89822    0001193125-26-041384   Proshares      Proshares Trust   2/6/2026
   UltraPro Gold K-1 Free ETF
333-89822    0001193125-26-041384   Proshares      Proshares Trust   2/6/2026
   UltraPro Silver K-1 Free ETF
333-89822    0001193125-26-041382   Proshares      Proshares Trust   2/6/2026
   UltraPro Gold Miners
333-89822    0001193125-26-041382   Proshares      Proshares Trust   2/6/2026
   UltraPro Magnificent 7
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro 20+ Year Treasury
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro Dow30
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro Financials
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro Gold Miners
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro Magnificent 7
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro QQQ
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro Russell2000
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro S&P500
333-89822    0001193125-26-041375   Proshares      Proshares Trust   2/6/2026
   QuadPro Semiconductors
333-89822    0001193125-26-042993   Proshares      Proshares Trust   2/9/2026
   QuadPro Bitcoin ETF
333-89822    0001193125-26-042993   Proshares      Proshares Trust   2/9/2026
   QuadPro Ether ETF
333-89822    0001193125-26-042986   Proshares      Proshares Trust   2/9/2026
   UltraPro Bitcoin ETF
333-89822    0001193125-26-042986   Proshares      Proshares Trust   2/9/2026
   UltraPro Ether ETF